UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

Commission File Number 333-128780

NCL Corporation Ltd.

(Translation of registrant’s name into English)

7665 Corporate Center Drive, Miami, Florida 33126

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NCL Corporation Ltd.

NCL Corporation Ltd.

Consolidated Statements of Operations

(unaudited, in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Revenue
Passenger ticket	$393,298	$328,683	$725,343	$607,715
Onboard and other	175,288	149,232	338,753	286,702

Total revenue	568,586	477,915	1,064,096	894,417

Cruise operating expense
Commissions, transportation and other	105,376	91,676	194,990	170,502
Onboard and other	45,217	37,258	83,087	70,080
Payroll and related	74,252	64,508	144,569	126,643
Fuel	62,584	49,569	120,610	96,907
Food	31,540	26,934	62,522	51,685
Other	63,938	51,449	121,368	99,741

Total cruise operating expense	382,907	321,394	727,146	615,558

Other operating expense
Marketing, general and administrative	62,967	61,786	133,169	125,985
Depreciation and amortization	46,510	38,896	92,767	76,753

Total other operating expense	109,477	100,682	225,936	202,738

Operating income	76,202	55,839	111,014	76,121

Non-operating income (expense)
Interest income	14	37	24	65
Interest expense, net of capitalized interest	(46,696)	(37,047)	(94,575)	(72,886)
Other income (expense)	(344)	(33,769)	2,088	(34,372)

Total non-operating income (expense)	(47,026)	(70,779)	(92,463)	(107,193)

Net income (loss)	$29,176	$(14,940)	$18,551	$(31,072)

Earnings (loss) per share (Note 1)
Basic	$1.38	$(0.71)	$0.88	$(1.47)

Diluted	$1.37	$(0.71)	$0.87	$(1.47)

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Balance Sheets

(unaudited, in thousands, except share data)

	June 30, 2011	December 31, 2010
Assets
Current assets:
Cash and cash equivalents	$60,177	$55,047
Accounts receivable, net	9,304	7,879
Inventories	39,357	32,763
Prepaid expenses and other assets	58,787	33,694

Total current assets	167,625	129,383
Property and equipment, net	4,643,864	4,639,281
Goodwill and tradenames	602,792	602,792
Other long-term assets	191,828	192,057

Total assets	$5,606,109	$5,563,513

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$132,982	$78,237
Accounts payable	63,254	64,399
Accrued expenses and other liabilities	235,123	216,501
Advance ticket sales	414,557	294,180

Total current liabilities	845,916	653,317
Long-term debt	2,939,677	3,125,848
Other long-term liabilities	51,392	52,680

Total liabilities	3,836,985	3,831,845

Commitments and contingencies (Note 4)
Shareholders’ equity:
Ordinary shares, $.0012 par value; 40,000,000 shares authorized; 21,000,000 shares issued and outstanding	25	25
Additional paid-in capital	2,331,368	2,330,792
Accumulated other comprehensive income	22,638	4,309
Retained earnings (deficit)	(584,907)	(603,458)

Total shareholders’ equity	1,769,124	1,731,668

Total liabilities and shareholders’ equity	$5,606,109	$5,563,513

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Statements of Cash Flows

(unaudited, in thousands)

	Six Months Ended June 30,
	2011	2010
Cash flows from operating activities
Net income (loss)	$18,551	$(31,072)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expense	103,808	86,238
Loss (gain) on derivatives	(4,030)	2,784
Share-based compensation expense	601	1,260
Changes in operating assets and liabilities:
Accounts receivable, net	(1,425)	(781)
Inventories	(6,594)	(5,988)
Prepaid expenses and other assets	(8,260)	110,771
Accounts payable	(1,145)	19,464
Accrued expenses and other liabilities	15,447	810
Advance ticket sales	117,257	130,256

Net cash provided by operating activities	234,210	313,742

Cash flows from investing activities
Additions to property and equipment	(97,350)	(853,994)

Net cash used in investing activities	(97,350)	(853,994)

Cash flows from financing activities
Repayments of long-term debt	(253,791)	(262,433)
Proceeds from long-term debt	122,086	873,273
Other	(25)	(21,299)

Net cash provided by (used in) financing activities	(131,730)	589,541

Net increase in cash and cash equivalents	5,130	49,289
Cash and cash equivalents at beginning of period	55,047	50,152

Cash and cash equivalents at end of period	$60,177	$99,441

Supplemental disclosures (Note 6)

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Notes to Consolidated Financial Statements

(unaudited)

References herein to (i) the “Company,” “we,” “our,” and “us” refer to NCL Corporation Ltd. and its subsidiaries, (ii) “Apollo” refers to Apollo Global Management, LLC and the “Apollo Funds” refers to one or more of NCL Investment Limited, NCL Investment II Ltd., AIF VI NCL (AIV), L.P., AIF VI Euro Holdings, L.P., AAA-Guarantor Co-Invest VI, L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P. and Apollo Overseas Partners (Germany) VI, L.P., (iii) “TPG Capital” refers to TPG Capital, L.P. and the “TPG Viking Funds” refers to one or more of TPG Viking I, L.P., TPG Viking II, L.P., TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P., and TPG Viking AIV III, L.P. and/or certain other affiliated investment funds, each an affiliate of TPG Capital, (iv) “Genting HK” refers to Genting Hong Kong Limited and/or its affiliates (formerly Star Cruises Limited and/or its affiliates), and (v) “Affiliate(s)” refers to Genting HK, the Apollo Funds and/or the TPG Viking Funds. References to the “U.S.” are to the United States of America, “dollars” or “$” are to U.S. dollars and “euros” or “€” are to the official currency of the Eurozone.

1.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are unaudited and, in our opinion, contain all normal recurring adjustments necessary for a fair statement of the results for the periods presented.

Our operations are seasonal and results for interim periods are not necessarily indicative of the results for the entire fiscal year. Historically, demand for cruises has been strongest during the summer months. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2010, which are included in our most recently filed Annual Report on Form 20-F.

Reclassification

We reclassified $15.7 million and $30.6 million for the three and six months ended June 30, 2010, respectively, from the line item “payroll and related” to “commissions, transportation and other” in our consolidated statements of operations to conform to the current period presentation. Certain other amounts in the prior period have been reclassified to conform to the current period presentation.

Revenue and Expense Recognition

Revenue and expense includes taxes assessed by governmental authorities that are directly imposed on a revenue-producing transaction between a seller and a customer. The amounts included in revenue on a gross basis were $31.6 million and $26.6 million for the three months ended June 30, 2011 and 2010, respectively, and $60.3 million and $48.5 million for the six months ended June 30, 2011 and 2010, respectively.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares outstanding during each period. For the three and six months ended June 30, 2011, we had 21,174,584 and 21,170,190 weighted-average shares outstanding, respectively. For the three and six months ended June 30, 2010, we had 21,126,798 and 21,118,557 weighted-average shares outstanding, respectively. For the three and six months ended June 30, 2011, we had 21,354,394 and 21,357,617 diluted weighted-average shares, respectively. For the three and six months ended June 30, 2010, we did not include 167,928 and 172,888 weighted-average shares, respectively, because the effect of including them would have been anti-dilutive.

2.	Fair Value Measurements and Derivatives

Fair value is defined as the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (that is, an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability). The following hierarchy for inputs used in measuring fair value should maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that the most observable inputs be used when available:

Level 1	Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement dates.

Level 2	Significant other observable inputs that are used by market participants in pricing the asset or liability based on market data obtained from independent sources.

Level 3	Significant unobservable inputs we believe market participants would use in pricing the asset or liability based on the best information available.

Derivatives

We are exposed to market risk attributable to changes in interest rates, foreign currency exchange rates and fuel prices. We attempt to minimize these risks through a combination of our normal operating and financing activities and through the use of derivatives. We assess whether derivatives used in hedging transactions are “highly effective” in offsetting changes in the cash flow of hedged items. We use regression analysis for this hedge relationship and high effectiveness is achieved when a statistically valid relationship reflects a high degree of offset and correlation between the fair values of the derivative and the hedged item. Cash flows from the derivatives are classified in the same category as the cash flows from the underlying hedged item. The determination of ineffectiveness is based on the amount of dollar offset between the cumulative change in fair value of the derivative and the cumulative change in fair value of the hedged item at the end of the reporting period. If it is determined that a derivative is not highly effective as a hedge then the change in fair value is recognized in earnings. In addition, the ineffective portion of our highly effective hedges is recognized in earnings immediately and reported in other income (expense) in our consolidated statements of operations. There are no amounts excluded from the assessment of hedge effectiveness and there are no credit-risk-related contingent features in our derivative agreements.

We monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. Credit risk, including but not limited to counterparty non-performance under derivatives and our revolving credit facility, is not considered significant, as we primarily conduct business with large, well-established financial institutions and insurance companies that we have well-established relationships with and that have credit risks acceptable to us or the credit risk is spread out among a large number of creditors. We do not anticipate non-performance by any of our significant counterparties.

The following table sets forth our derivatives measured at fair value and discloses the balance sheet location (in thousands):

	000000000000	000000000000
	June 30, 2011	December 31, 2010
Fuel swaps designated as hedging instruments:
Prepaid expenses and other assets	$20,568	$10,694
Other long-term assets	912	651

Fuel collars designated as hedging instruments:
Prepaid expenses and other assets	3,073	—
Other long-term assets	4,264	—

Fuel options not designated as hedging instruments:
Accrued expenses and other liabilities	824	—
Other long-term liabilities	1,576	—

Foreign currency options designated as hedging instruments:
Other long-term liabilities	—	1,105
Other long-term assets	6,782	—

These derivatives were categorized as Level 2 in the fair value hierarchy, and we had no derivatives or other financial instruments categorized as Level 1 or Level 3. Fair value of our derivatives is derived using valuation models that utilize the income valuation approach. These valuation models take into account the contract terms, as well as other inputs such as fuel types, fuel curves, exchange rates, creditworthiness of the counterparty and the Company, as well as other data points.

Fuel Swaps

As of June 30, 2011 and December 31, 2010, we had fuel swaps maturing through December 31, 2013, which were used to mitigate the financial impact of increases in fuel prices pertaining to approximately 180 thousand metric tons and 249 thousand metric tons, respectively, of our projected fuel purchases.

The changes in fair value of the fuel swaps which were designated as cash flow hedges were as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Gain (loss) recognized to other comprehensive income – effective portion	$(6,017)	$(15,143)	$8,831	$(13,846)
Gain (loss) recognized to other income (expense) – ineffective portion	(1,678)	(2,537)	1,304	(2,228)

	$(7,695)	$(17,680)	$10,135	$(16,074)

Fuel Collars and Options

As of June 30, 2011, we had fuel collars and fuel options maturing through December 31, 2013, which were used to mitigate the financial impact of increases in fuel prices pertaining to approximately 131 thousand metric tons of our projected fuel purchases.

The changes in fair value of the fuel collars which were designated as cash flow hedges were as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Gain recognized to other comprehensive income – effective portion	$2,255	$—	$2,255	$—
Gain recognized to other income (expense) – ineffective portion	91	—	91	—

	$2,346	$—	$2,346	$—

The changes in fair value of the fuel options which were not designated as hedging instruments were as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Gain recognized to other income (expense)	$2,395	$—	$2,395	$—

Foreign Currency Options

Our exposure to market risk for fluctuations in foreign currency exchange rates relates primarily to ship construction contracts. As of June 30, 2011, we had foreign currency options consisting of call options with deferred premiums to hedge the exposure to foreign currency exchange rate risk related to our ship construction firm commitments denominated in euros. If the spot rate at the date the ships are delivered is less than the strike price under these option contracts we would pay the deferred premium and not exercise the foreign currency options. The notional amount of our foreign currency options was €355.0 million, or $514.8 million based on the euro/U.S dollar exchange rate as of June 30, 2011.

The changes in fair value of the foreign currency options which were designated as cash flow hedges were as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Gain recognized to other comprehensive income – effective portion	$4,546	$—	$7,647	$—
Gain (loss) recognized to other income (expense) – ineffective portion	(19)	—	240	—

	$4,527	$—	$7,887	$—

Interest Rate Swap

In 2010, we had an interest rate swap which matured in October 2010.

The changes in fair value of the interest rate swap which was not designated as a hedging instrument were as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Gain (loss) recognized to other income (expense)	$—	$108	$—	$(556)

Long-Term Debt

As of June 30, 2011 and December 31, 2010, the fair value of our long-term debt, including the current portion, was $3,192.0 million and $3,263.7 million, respectively, which was $119.3 million and $59.6 million higher, respectively, than the carrying values. The difference between the fair value and carrying value of our long-term debt is due to our fixed and variable rate debt obligations carrying interest rates that are above or below market rates at the measurement dates. The fair value of our long-term debt was calculated based on estimated rates for the same or similar instruments with similar terms and remaining maturities.

Market risk associated with our long-term fixed rate debt is the potential increase in fair value resulting from a decrease in interest rates. Market risk associated with our long-term variable rate debt is the potential increase in interest expense from an increase in interest rates.

Other

The carrying amounts reported in the consolidated balance sheets of all other financial assets and liabilities approximate fair value.

3.	Employee Benefit Plan

The Norwegian Shipboard Retirement Plan (“Shipboard Retirement Plan”) computes benefits based on years of service, subject to certain eligibility requirements. We have recognized pension expense of $0.5 million for each of the three months ended June 30, 2011 and 2010 and $1.0 million for each of the six months ended June 30, 2011 and 2010, in our consolidated statements of operations. Changes in the projected benefit obligation are recognized in accumulated other comprehensive income. We refer you to Note 5 “Comprehensive Income (Loss).”

4.	Commitments and Contingencies

Capital Expenditures

Future capital commitments consist of contracted commitments, including ship purchase commitments, and future expected capital expenditures necessary for operations. As of June 30, 2011, anticipated capital expenditures are $191.0 million, $245.5 million and $899.4 million for each of the years ending December 31, 2011, 2012 and 2013, respectively, of which we have export credit financing in place for the expenditures related to ship purchase commitments of $88.4 million, $133.8 million and $701.0 million, respectively, based on the euro/U.S. dollar exchange rate as of June 30, 2011.

We have two ships scheduled for delivery in the second quarter of 2013 and 2014, respectively. The aggregate contract price of the two ships is approximately €1.2 billion, or $1.7 billion based on the euro/U.S. dollar exchange rate as of June 30, 2011.

Capitalized interest for the three and six months ended June 30, 2011, was $5.2 million and $10.1 million, respectively, related to the construction of two ships and for the three and six months ended June 30, 2010, was $4.0 million and $8.6 million, respectively, related to the construction of Norwegian Epic.

Material Litigation

In July 2009, a class action complaint was filed against NCL (Bahamas) Ltd. in the United States District Court, Southern District of Florida, on behalf of a purported class of crew members alleging inappropriate deductions of their wages pursuant to the Seaman’s Wage Act and wrongful termination resulting in a loss of retirement benefits. On December 30, 2010, the Court denied the plaintiffs’ Motion for Class Certification. On February 16, 2011, the plaintiffs filed a Motion for Reconsideration as to the Court’s Order on Class Certification which was denied. The individual plaintiffs’ claims remain and, accordingly, we are vigorously defending this action and are not able at this time to estimate the impact of these proceedings.

In May 2011, a class action complaint was filed against NCL (Bahamas) Ltd. in the United States District Court, Southern District of Florida, on behalf of a purported class of crew members alleging inappropriate deductions of their wages pursuant to the Seaman’s Wage Act and breach of contract. We are vigorously defending this action and are not able at this time to estimate the impact of these proceedings.

In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability is typically limited to our deductible amount. Nonetheless, the ultimate outcome of these claims and lawsuits that are not covered by insurance cannot be determined at this time. We have evaluated our overall exposure with respect to all of our threatened and pending litigation and, to the extent required, we have accrued amounts for all estimable probable losses associated with our deemed exposure. We are currently unable to estimate any other potential contingent losses beyond those accrued, as discovery is not complete nor is adequate information available to estimate such range of loss or potential recovery. We intend to vigorously defend our legal position on all claims and, to the extent necessary, seek recovery.

5.	Comprehensive Income (Loss)

Comprehensive income (loss) includes: a) net income (loss), b) changes in the fair value of derivatives that qualify as cash flow hedges, and c) changes in the projected benefit obligation of our Shipboard Retirement Plan. The cumulative changes in fair value of the derivatives are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions are realized and recognized in earnings. Comprehensive income (loss) was as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Net income (loss)	$29,176	$(14,940)	$18,551	$(31,072)
Change related to our Shipboard Retirement Plan	94	86	(404)	174
Change related to cash flow hedges	784	(15,143)	18,733	(13,846)

Total comprehensive income (loss)	$30,054	$(29,997)	$36,880	$(44,744)

6.	Supplemental Cash Flow Information

For the six months ended June 30, 2011 and 2010, we had non-cash operating activities of $18.7 million and $13.8 million, respectively, in connection with cash flow hedges.

7.	Guarantor Subsidiaries

The $450.0 million 11.75% Senior Secured Notes due 2016 issued by us are guaranteed by certain of our subsidiaries with first-priority mortgage liens on four of our ships, Norwegian Star, Norwegian Spirit, Norwegian Sun and Norwegian Dawn, and a first-priority security interest in all earnings, proceeds of insurance and certain other interests related to these ships, subject to certain exceptions and permitted liens. These subsidiary guarantors are 100% owned subsidiaries of NCL Corporation Ltd. and we have fully and unconditionally guaranteed these notes on a joint and several basis.

The following condensed consolidating financial statements for NCL Corporation Ltd., the non-guarantor subsidiaries and combined guarantor subsidiaries presents condensed consolidating statements of operations for the three and six months ended June 30, 2011 and 2010, condensed consolidating balance sheets as of June 30, 2011 and December 31, 2010, and condensed consolidating statements of cash flows for the six months ended June 30, 2011 and 2010, using the equity method of accounting, as well as elimination entries necessary to consolidate the parent company and all of its subsidiaries.

The outstanding debt resides with the primary obligor. Interest expense was allocated based on the value of the ships, and marketing, general and administrative expense was allocated based on Capacity Days. Management fee represents the charge for the allocation of interest expense to the subsidiaries.

Condensed Consolidating Statement of Operations

For the Three Months Ended June 30, 2011

(unaudited, in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$109,095	$284,203	$—	$393,298
Onboard and other	—	51,798	123,490	—	175,288

Total revenue	—	160,893	407,693	—	568,586

Cruise operating expense
Commissions, transportation and other	—	28,999	76,377	—	105,376
Onboard and other	—	14,335	30,882	—	45,217
Payroll and related	—	22,834	51,418	—	74,252
Fuel	—	23,053	39,531	—	62,584
Food	—	9,570	21,970	—	31,540
Other	—	22,817	41,121	—	63,938

Total cruise operating expense	—	121,608	261,299	—	382,907

Other operating expense
Marketing, general and administrative	—	23,092	39,875	—	62,967
Depreciation and amortization	—	14,067	32,443	—	46,510

Total other operating expense	—	37,159	72,318	—	109,477

Operating income	—	2,126	74,076	—	76,202

Non-operating income (expense)
Interest income	—	—	14	—	14
Interest expense, net of capitalized interest	(30,025)	(8,329)	(38,367)	30,025	(46,696)
Management fee	30,025	—	—	(30,025)	—
Other income (expense)	770	3	(1,117)	—	(344)
Equity in earnings (loss) of subsidiaries	28,406	—	—	(28,406)	—

Total non-operating income (expense)	29,176	(8,326)	(39,470)	(28,406)	(47,026)

Net income (loss)	$29,176	$(6,200)	$34,606	$(28,406)	$29,176

Condensed Consolidating Statement of Operations

For the Three Months Ended June 30, 2010

(unaudited, in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$113,401	$215,282	$—	$328,683
Onboard and other	—	51,071	98,161	—	149,232

Total revenue	—	164,472	313,443	—	477,915

Cruise operating expense
Commissions, transportation and other	—	33,499	58,177	—	91,676
Onboard and other	—	12,956	24,302	—	37,258
Payroll and related	—	21,588	42,920	—	64,508
Fuel	—	20,635	28,934	—	49,569
Food	—	9,808	17,126	—	26,934
Other	—	15,482	35,967	—	51,449

Total cruise operating expense	—	113,968	207,426	—	321,394

Other operating expense
Marketing, general and administrative	—	27,071	34,715	—	61,786
Depreciation and amortization	—	13,988	24,908	—	38,896

Total other operating expense	—	41,059	59,623	—	100,682

Operating income	—	9,445	46,394	—	55,839

Non-operating income (expense)
Interest income	—	—	37	—	37
Interest expense, net of capitalized interest	(24,395)	(5,133)	(31,914)	24,395	(37,047)
Management fee	24,395	—	—	(24,395)	—
Other expense	(35,450)	160	1,521	—	(33,769)
Equity in earnings (loss) of subsidiaries	20,510	—	—	(20,510)	—

Total non-operating income (expense)	(14,940)	(4,973)	(30,356)	(20,510)	(70,779)

Net income (loss)	$(14,940)	$4,472	$16,038	$(20,510)	$(14,940)

Condensed Consolidating Statement of Operations

For the Six Months Ended June 30, 2011

(unaudited, in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$201,480	$523,863	$—	$725,343
Onboard and other	—	99,207	239,546	—	338,753

Total revenue	—	300,687	763,409	—	1,064,096

Cruise operating expense
Commissions, transportation and other	—	54,082	140,908	—	194,990
Onboard and other	—	25,748	57,339	—	83,087
Payroll and related	—	44,124	100,445	—	144,569
Fuel	—	45,517	75,093	—	120,610
Food	—	19,018	43,504	—	62,522
Other	—	42,260	79,108	—	121,368

Total cruise operating expense	—	230,749	496,397	—	727,146

Other operating expense
Marketing, general and administrative	—	48,805	84,364	—	133,169
Depreciation and amortization	—	27,896	64,871	—	92,767

Total other operating expense	—	76,701	149,235	—	225,936

Operating income	—	(6,763)	117,777	—	111,014

Non-operating income (expense)
Interest income	—	—	24	—	24
Interest expense, net of capitalized interest	(61,187)	(16,972)	(77,603)	61,187	(94,575)
Management fee	61,187	—	—	(61,187)	—
Other income (expense)	3,987	(60)	(1,839)	—	2,088
Equity in earnings (loss) of subsidiaries	14,564	—	—	(14,564)	—

Total non-operating income (expense)	18,551	(17,032)	(79,418)	(14,564)	(92,463)

Net income (loss)	$18,551	$(23,795)	$38,359	$(14,564)	$18,551

Condensed Consolidating Statement of Operations

For the Six Months Ended June 30, 2010

(unaudited, in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$211,911	$395,804	$—	$607,715
Onboard and other	—	98,301	188,401	—	286,702

Total revenue	—	310,212	584,205	—	894,417

Cruise operating expense
Commissions, transportation and other	—	62,408	108,094	—	170,502
Onboard and other	—	24,821	45,259	—	70,080
Payroll and related	—	43,246	83,397	—	126,643
Fuel	—	40,267	56,640	—	96,907
Food	—	18,694	32,991	—	51,685
Other	—	34,684	65,057	—	99,741

Total cruise operating expense	—	224,120	391,438	—	615,558

Other operating expense
Marketing, general and administrative	—	53,889	72,096	—	125,985
Depreciation and amortization	—	28,009	48,744	—	76,753

Total other operating expense	—	81,898	120,840	—	202,738

Operating income	—	4,194	71,927	—	76,121

Non-operating income (expense)
Interest income	—	—	65	—	65
Interest expense, net of capitalized interest	(48,461)	(13,442)	(59,444)	48,461	(72,886)
Management fee	48,461	—	—	(48,461)	—
Other income (expense)	(35,783)	—	1,411	—	(34,372)
Equity in earnings (loss) of subsidiaries	4,711	—	—	(4,711)	—

Total non-operating income (expense)	(31,072)	(13,442)	(57,968)	(4,711)	(107,193)

Net income (loss)	$(31,072)	$(9,248)	$13,959	$(4,711)	$(31,072)

Condensed Consolidating Balance Sheet

As of June 30, 2011

(unaudited, in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$6,476	$53,701	$—	$60,177
Accounts receivable, net	—	976	8,328	—	9,304
Due from Affiliate, net	2,487,476	—	—	(2,487,476)	—
Inventories	—	12,293	27,064	—	39,357
Prepaid expenses and other assets	27,200	8,111	23,476	—	58,787

Total current assets	2,514,676	27,856	112,569	(2,487,476)	167,625
Property and equipment, net	—	1,240,493	3,403,371	—	4,643,864
Goodwill and tradenames	602,792	—	—	—	602,792
Other long-term assets	73,107	142	118,579	—	191,828
Investment in subsidiaries	98,746	—	—	(98,746)	—

Total assets	$3,289,321	$1,268,491	$3,634,519	$(2,586,222)	$5,606,109

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$19,257	$—	$113,725	$—	$132,982
Accounts payable	—	483	62,771	—	63,254
Accrued expenses and other liabilities	25,102	55,211	154,810	—	235,123
Due to Affiliate, net	—	795,012	1,692,464	(2,487,476)	—
Advance ticket sales	—	—	414,557	—	414,557

Total current liabilities	44,359	850,706	2,438,327	(2,487,476)	845,916
Long-term debt	1,467,034	—	1,472,643	—	2,939,677
Other long-term liabilities	8,804	2,333	40,255	—	51,392

Total liabilities	1,520,197	853,039	3,951,225	(2,487,476)	3,836,985

Commitments and contingencies
Shareholders’ equity:
Ordinary shares	25	24	87,818	(87,842)	25
Additional paid-in capital	2,331,368	379,946	230,884	(610,830)	2,331,368
Accumulated other comprehensive income (loss)	22,638	—	(6,206)	6,206	22,638
Retained earnings (deficit)	(584,907)	35,482	(629,202)	593,720	(584,907)

Total shareholders’ equity	1,769,124	415,452	(316,706)	(98,746)	1,769,124

Total liabilities and shareholders’ equity	$3,289,321	$1,268,491	$3,634,519	$(2,586,222)	$5,606,109

Condensed Consolidating Balance Sheet

As of December 31, 2010

(unaudited, in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$7,833	$47,214	$—	$55,047
Accounts receivable, net	1,314	403	6,162	—	7,879
Due from Affiliate, net	2,625,297	—	—	(2,625,297)	—
Inventories	—	11,116	21,647	—	32,763
Prepaid expenses and other assets	10,943	4,741	18,010	—	33,694

Total current assets	2,637,554	24,093	93,033	(2,625,297)	129,383
Property and equipment, net	—	1,247,212	3,392,069	—	4,639,281
Goodwill and tradenames	602,792	—	—	—	602,792
Other long-term assets	65,981	25	126,051	—	192,057
Investment in subsidiaries	83,985	—	—	(83,985)	—

Total assets	$3,390,312	$1,271,330	$3,611,153	$(2,709,282)	$5,563,513

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$—	$—	$78,237	$—	$78,237
Accounts payable	—	998	63,401	—	64,399
Accrued expenses and other liabilities	24,298	46,086	146,117	—	216,501
Due to Affiliate, net	—	782,961	1,842,336	(2,625,297)	—
Advance ticket sales	—	—	294,180	—	294,180

Total current liabilities	24,298	830,045	2,424,271	(2,625,297)	653,317
Long-term debt	1,626,012	—	1,499,836	—	3,125,848
Other long-term liabilities	8,334	2,038	42,308	—	52,680

Total liabilities	1,658,644	832,083	3,966,415	(2,625,297)	3,831,845

Commitments and contingencies
Shareholders’ equity:
Ordinary shares	25	24	87,818	(87,842)	25
Additional paid-in capital	2,330,792	379,946	230,283	(610,229)	2,330,792
Accumulated other comprehensive income (loss)	4,309	—	(5,802)	5,802	4,309
Retained earnings (deficit)	(603,458)	59,277	(667,561)	608,284	(603,458)

Total shareholders’ equity	1,731,668	439,247	(355,262)	(83,985)	1,731,668

Total liabilities and shareholders’ equity	$3,390,312	$1,271,330	$3,611,153	$(2,709,282)	$5,563,513

Condensed Consolidating Statement of Cash Flows

For the Six Months Ended June 30, 2011

(unaudited, in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net income (loss)	$18,551	$(23,795)	$38,359	$(14,564)	$18,551
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expense	5,650	27,896	70,262	—	103,808
Gain on derivatives	(4,030)	—	—	—	(4,030)
Share-based compensation expense	—	—	601	—	601
Equity in earnings of subsidiaries	(14,564)	—	—	14,564	—
Changes in operating assets and liabilities:
Accounts receivable, net	1,314	(573)	(2,166)	—	(1,425)
Inventories	—	(1,177)	(5,417)	—	(6,594)
Prepaid expenses and other assets	(4,697)	(3,487)	(76)	—	(8,260)
Accounts payable	—	(515)	(630)	—	(1,145)
Accrued expenses and other liabilities	(20)	9,420	6,047	—	15,447
Due from (to) Affiliate, net	137,821	12,051	(149,872)	—	—
Advance ticket sales	—	—	117,257	—	117,257

Net cash provided by operating activities	140,025	19,820	74,365	—	234,210

Cash flows from investing activities
Additions to property and equipment	—	(21,177)	(76,173)	—	(97,350)

Net cash used in investing activities	—	(21,177)	(76,173)	—	(97,350)

Cash flows from financing activities
Repayments of long-term debt	(215,000)	—	(38,791)	—	(253,791)
Proceeds from long-term debt	75,000	—	47,086	—	122,086
Other	(25)	—	—	—	(25)

Net cash provided by (used in) financing activities	(140,025)	—	8,295	—	(131,730)

Net increase (decrease) in cash and cash equivalents	—	(1,357)	6,487	—	5,130
Cash and cash equivalents at beginning of period	—	7,833	47,214	—	55,047

Cash and cash equivalents at end of period	$—	$6,476	$53,701	$—	$60,177

Condensed Consolidating Statement of Cash Flows

For the Six Months Ended June 30, 2010

(unaudited, in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net income (loss)	$(31,072)	$(9,248)	$13,959	$(4,711)	$(31,072)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expense	5,034	28,009	53,195	—	86,238
Loss on derivatives	2,784	—	—	—	2,784
Share-based compensation expense	—	—	1,260	—	1,260
Equity in (earnings) loss of subsidiaries	(4,711)	—	—	4,711	—
Changes in operating assets and liabilities:
Accounts receivable, net	1,061	217	(2,059)	—	(781)
Inventories	—	513	(6,501)	—	(5,988)
Prepaid expenses and other assets	(2,710)	3,509	109,972	—	110,771
Accounts payable	—	7,048	12,416	—	19,464
Accrued expenses and other liabilities	(6,893)	8,319	(616)	—	810
Due from (to) Affiliate, net	237,950	(26,730)	(211,220)	—	—
Advance ticket sales	—	—	130,256	—	130,256

Net cash provided by operating activities	201,443	11,637	100,662	—	313,742

Cash flows from investing activities
Additions to property and equipment	—	(14,006)	(839,988)	—	(853,994)

Net cash used in investing activities	—	(14,006)	(839,988)	—	(853,994)

Cash flows from financing activities
Repayments of long-term debt	(260,300)	—	(2,133)	—	(262,433)
Proceeds from long-term debt	60,248	—	813,025	—	873,273
Other	(1,391)	—	(19,908)	—	(21,299)

Net cash provided by (used in) financing activities	(201,443)	—	790,984	—	589,541

Net increase (decrease) in cash and cash equivalents	—	(2,369)	51,658	—	49,289
Cash and cash equivalents at beginning of period	—	9,903	40,249	—	50,152

Cash and cash equivalents at end of period	$—	$7,534	$91,907	$—	$99,441

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Certain statements under this caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere in this report on Form 6-K, constitute forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical facts in this report, including, without limitation, those regarding our business strategy, financial position, results of operations, plans, prospects and objectives of management for future operations (including development plans and objectives relating to our activities), are forward-looking statements. Many, but not all of these statements can be found by looking for words like “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend” and “future” and for similar words. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to:

•

the adverse impact of the worldwide economic downturn and related factors such as high levels of unemployment and underemployment, declines in the securities and real estate markets, and perceptions of these conditions that decrease the level of disposable income of consumers or consumer confidence;

•	changes in cruise capacity, as well as capacity changes in the overall vacation industry;

•	intense competition from other cruise companies as well as non-cruise vacation alternatives which may affect our ability to compete effectively;

•

our substantial leverage, including the inability to generate the necessary amount of cash to service our existing debt, repay our credit facilities if payment is accelerated and incur substantial indebtedness in the future;

•	changes in fuel prices or other cruise operating costs;

•	the risks associated with operating internationally;

•	the continued borrowing availability under our credit facilities and compliance with our financial covenants;

•	our ability to incur significantly more debt despite our substantial existing indebtedness;

•

the impact of volatility and disruptions in the global credit and financial markets which may adversely affect our ability to borrow and could increase our counterparty credit risks, including those under our credit facilities, derivatives, contingent obligations, insurance contracts and new ship progress payment guarantees;

•	adverse events impacting the security of travel that may affect consumer demand for cruises such as terrorist acts, acts of piracy, armed conflict and other international events;

•	the impact of any future changes relating to how travel agents sell and market our cruises;

•	the impact of any future increases in the price of, or major changes or reduction in, commercial airline services;

•	the impact of the spread of contagious diseases;

•

accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers or causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises;

•

our ability to attract and retain key personnel, qualified shipboard crew, maintain good relations with employee unions and maintain or renegotiate our collective bargaining agreements on favorable terms;

•	the continued availability of attractive port destinations;

•	the control of our Company by certain of our shareholders whose interests may not continue to be aligned with ours;

•	the impact of problems encountered at shipyards, as well as, any potential claim, impairment loss, cancellation or breach of contract in connection with our contracts with shipyards;

•	changes involving the tax, environmental, health, safety, security and other regulatory regimes in which we operate;

•	our ability to obtain insurance coverage on terms that are favorable or consistent with our expectations;

•	the lack of acceptance of new itineraries, products or services by our targeted customers;

•	our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our brands and business worldwide;

•	the costs of new initiatives and our ability to achieve expected cost savings from our new initiatives;

•	changes in interest rates and/or foreign currency rates;

•	increases in our future fuel expenses related to implementing recently proposed IMO regulations, which require the use of higher priced low sulfur fuels in certain cruising areas;

•	the delivery schedules and estimated costs of new ships on terms that are favorable or consistent with our expectations;

•	the impact of pending or threatened litigation and investigations;

•	the impact of changes in our credit ratings;

•	the possibility of environmental liabilities and other damage that is not covered by insurance or that exceeds our insurance coverage;

•	our ability to attain and maintain any price increases for our products;

•	the impact of delays, costs and other factors resulting from emergency ship repairs as well as scheduled maintenance, repairs and refurbishment of our ships;

•	the implementation of regulations in the U.S. requiring U.S. citizens to obtain passports for travel to additional foreign destinations;

•	the impact of weather and natural disasters; and

•	other factors set forth under “Risk Factors” in our Form 20-F for the year ended December 31, 2010 and other documents we have filed with the Securities and Exchange Commission.

The above examples are not exhaustive and new risks emerge from time to time. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Such forward-looking statements are based on our current beliefs, assumptions, expectations, estimates and projections regarding our present and future business strategies and the environment in which we will operate in the future. These forward-looking statements speak only as of the date of this report. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change of events, conditions or circumstances on which any such statement was based.

The interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2010, which are included in our most recently filed Annual Report on Form 20-F.

Terminology

Unless otherwise indicated in this report, the following terms have the meanings set forth below:

•	Adjusted EBITDA. Earnings before interest, other income (expense) including taxes, impairment loss, depreciation and amortization, and certain other supplemental adjustments.

•	Berths. Double occupancy capacity per cabin even though many cabins can accommodate three or more passengers.

•	Capacity Days. Berths multiplied by the number of cruise days for the period.

•

Charter. The hire of a ship for a specified period of time. The contract for a charter is called a charterparty. A ship is “chartered-in” by an end user and “chartered-out” by the provider of the ship.

•

Constant Currency. A calculation whereby foreign currency-denominated revenue and expenses in a period are converted at the U.S. dollar exchange rate of a comparable period in order to eliminate the effects of the foreign exchange fluctuations.

•

Dry-dock. A process whereby a ship is positioned in a large basin where all of the fresh/sea water is pumped out in order to carry out cleaning and repairs of those parts of a ship which are below the water line.

•	Gross Cruise Cost. The sum of total cruise operating expense and marketing, general and administrative expense.

•	Gross Tons. A unit of enclosed passenger space on a cruise ship, such that one gross ton = 100 cubic feet or 2.831 cubic meters.

•	Gross Yield. Total revenue per Capacity Day.

•	Net Cruise Cost. Gross Cruise Cost less commissions, transportation and other expense and onboard and other expense.

•	Net Cruise Cost Excluding Fuel. Net Cruise Cost less fuel expense.

•	Net Revenue. Total revenue less commissions, transportation and other expense and onboard and other expense.

•	Net Yield. Net Revenue per Capacity Day.

•	Occupancy Percentage. The ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

•	Passenger Cruise Days. The number of passengers carried for the period, multiplied by the number of days in their respective cruises.

Non-GAAP Financial Measures

We use certain non-GAAP financial measures, such as Net Revenue, Net Yield, Net Cruise Cost and Adjusted EBITDA to enable us to analyze our performance. We utilize Net Revenue and Net Yield to manage our business on a day-to-day basis and believe that they are the most relevant measures of our revenue performance because they reflect the revenue earned by us net of significant variable costs and are commonly used in the cruise industry to measure revenue performance. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Cost and Net Cruise Cost Excluding Fuel to be the most relevant indicators of our performance and are commonly used in the cruise industry as a measurement of costs.

As our business includes the sourcing of passengers and deployment of vessels outside of North America, a portion of our revenue and expenses are denominated in foreign currencies, particularly euro and British pound sterling, which are subject to fluctuations in currency exchange rates versus our reporting currency, the U.S. dollar. In order to monitor results excluding these fluctuations, we calculate certain non-GAAP measures on a Constant Currency basis whereby current period revenue and expenses denominated in foreign currencies are converted to U.S. dollars using currency exchange rates of the comparable period. We believe that presenting these non-GAAP measures on both a reported and Constant Currency basis is useful in providing a more comprehensive view of trends in our business.

We believe that Adjusted EBITDA is appropriate to provide additional information to investors as it enables us to analyze our performance. You are encouraged to evaluate each adjustment and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Adjusted EBITDA is not a defined term under GAAP. Adjusted EBITDA is not intended to be a measure of liquidity or cash flows from operations or measures comparable to net income as it does not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments and it includes other supplemental adjustments.

Our non-GAAP financial measures may not be comparable to other companies within our industry. Please see a historical reconciliation of these measures to items in our consolidated financial statements below in the “Results of Operations” section.

Financial Presentation

Revenue from our cruise and cruise-related activities are categorized by us as “passenger ticket revenue” and “onboard and other revenue.” Passenger ticket revenue and onboard and other revenue vary according to the size of the ship in operation, the length of cruises operated and the markets in which the ship operates. Our revenue is seasonal based on demand for cruises, which has historically been strongest during the summer months.

Passenger ticket revenue primarily consists of revenue for accommodations, meals in certain restaurants on the ship, certain onboard entertainment, and includes revenue for service charges and air and land transportation to and from the ship to the extent passengers purchase these items from us.

Onboard and other revenue primarily consists of revenue from gaming, beverage sales, specialty dining, shore excursions, retail sales and spa services. We record onboard revenue from onboard activities we perform directly or that are performed by independent concessionaires, from which we receive a share of their revenue.

Our cruise operating expense is classified as follows:

•

Commissions, transportation and other primarily consists of direct costs associated with passenger ticket revenue. These costs include travel agent commissions, air and land transportation expenses, related credit card fees, costs associated with service charges and certain port expenses.

•

Onboard and other primarily consists of direct costs that are incurred in connection with onboard and other revenue. These include costs incurred in connection with shore excursions, beverage sales, and gaming.

•	Payroll and related consists of the cost of wages and benefits for shipboard employees.

•	Fuel includes fuel costs, the impact of certain fuel hedges, and fuel delivery costs.

•	Food consists of food costs for passengers and crew.

•	Other consists of maintenance and repairs (including Dry-dock costs), ship insurance, ship Charter costs and other ship expenses.

Executive Overview

Three months ended June 30, 2011 (“2011”) compared to the three months ended June 30, 2010 (“2010”)

Total revenue increased 19.0% to $568.6 million in 2011 compared to $477.9 million in 2010. Net Revenue increased to $418.0 million in 2011 from $349.0 million in 2010 from the addition of Norwegian Epic to the fleet together with an improvement in Net Yield of 4.2%. On a Constant Currency basis, Net Yield increased 3.4% in 2011 compared to 2010.

Operating income increased 36.5% to $76.2 million in 2011 compared to $55.8 million in 2010 while Adjusted EBITDA increased 29.0% to $123.5 million. Our business improvement initiatives and greater economies of scale continued to have a positive impact on our costs per Capacity Day and have been able to mitigate the increase in the price of fuel. As of June 30, 2011, we have hedged 60.8% of our remaining 2011 projected fuel consumption. Net Cruise Cost per Capacity Day increased 1.1%. On a Constant Currency basis, Net Cruise Cost per Capacity Day remained relatively unchanged and excluding fuel expense decreased 1.6%.

Results of Operations

The following table sets forth operating data as a percentage of revenue:

	0000000000	0000000000	0000000000	0000000000
	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Revenue
Passenger ticket	69.2%	68.8%	68.2%	67.9%
Onboard and other	30.8%	31.2%	31.8%	32.1%

Total revenue	100.0%	100.0%	100.0%	100.0%

Cruise operating expense
Commissions, transportation and other	18.5%	19.2%	18.3%	19.1%
Onboard and other	8.0%	7.8%	7.8%	7.8%
Payroll and related	13.1%	13.5%	13.6%	14.1%
Fuel	11.0%	10.4%	11.3%	10.8%
Food	5.5%	5.6%	5.9%	5.8%
Other	11.2%	10.8%	11.5%	11.2%

Total cruise operating expense	67.3%	67.3%	68.4%	68.8%

Other operating expense
Marketing, general and administrative	11.1%	12.9%	12.5%	14.1%
Depreciation and amortization	8.2%	8.1%	8.7%	8.6%

Total other operating expense	19.3%	21.0%	21.2%	22.7%

Operating income	13.4%	11.7%	10.4%	8.5%

Non-operating income (expense)
Interest income	—%	—%	—%	—%
Interest expense, net of capitalized interest	(8.2)%	(7.7)%	(8.9)%	(8.1)%
Other income (expense)	(0.1)%	(7.1)%	0.2%	(3.8)%

Total non-operating income (expense)	(8.3)%	(14.8)%	(8.7)%	(11.9)%

Net income (loss)	5.1%	(3.1)%	1.7%	(3.4)%

The following table sets forth selected statistical information:

	00000000000000	00000000000000	00000000000000	00000000000000
	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Passengers Carried	374,380	330,662	747,080	635,687
Passenger Cruise Days	2,520,067	2,224,214	5,030,805	4,368,760
Capacity Days	2,339,640	2,035,928	4,683,408	4,024,208
Occupancy Percentage	107.7%	109.2%	107.4%	108.6%

Gross Yield and Net Yield were calculated as follows (in thousands, except Capacity Days and Yield data):

	Three Months Ended June 30,			Six Months Ended June 30,
	2011	2011 Constant Currency	2010	2011	2011 Constant Currency	2010
Passenger ticket revenue	$393,298	$388,675	$328,683	$725,343	$721,220	$607,715
Onboard and other revenue	175,288	175,288	149,232	338,753	338,753	286,702

Total revenue	568,586	563,963	477,915	1,064,096	1,059,973	894,417
Less:
Commissions, transportation and other expense	105,376	104,103	91,676	194,990	193,841	170,502
Onboard and other expense	45,217	45,217	37,258	83,087	83,087	70,080

Net Revenue	$417,993	$414,643	$348,981	$786,019	$783,045	$653,835

Capacity Days	2,339,640	2,339,640	2,035,928	4,683,408	4,683,408	4,024,208
Gross Yield	$243.02	$241.05	$234.74	$227.21	$226.33	$222.26
Net Yield	$178.66	$177.23	$171.41	$167.83	$167.20	$162.48

Gross Cruise Cost, Net Cruise Cost and Net Cruise Cost Excluding Fuel were calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

	Three Months Ended June 30,			Six Months Ended June 30,
	2011	2011 Constant Currency	2010	2011	2011 Constant Currency	2010
Total cruise operating expense	$382,907	$381,168	$321,394	$727,146	$726,222	$615,558
Marketing, general and administrative expense	62,967	62,290	61,786	133,169	132,456	125,985

Gross Cruise Cost	445,874	443,458	383,180	860,315	858,678	741,543
Less:
Commissions, transportation and other expense	105,376	104,103	91,676	194,990	193,841	170,502
Onboard and other expense	45,217	45,217	37,258	83,087	83,087	70,080

Net Cruise Cost	295,281	294,138	254,246	582,238	581,750	500,961
Less:
Fuel	62,584	62,584	49,569	120,610	120,610	96,907

Net Cruise Cost Excluding Fuel	$232,697	$231,554	$204,677	$461,628	$461,140	$404,054

Capacity Days	2,339,640	2,339,640	2,035,928	4,683,408	4,683,408	4,024,208
Gross Cruise Cost per Capacity Day	$190.57	$189.54	$188.21	$183.69	$183.34	$184.27
Net Cruise Cost per Capacity Day	$126.21	$125.72	$124.88	$124.32	$124.22	$124.49
Net Cruise Cost Excluding Fuel per Capacity Day	$99.46	$98.97	$100.53	$98.57	$98.46	$100.41

Adjusted EBITDA was calculated as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Net income (loss)	$29,176	$(14,940)	$18,551	$(31,072)
Interest, net	46,682	37,010	94,551	72,821
Depreciation and amortization expense	46,510	38,896	92,767	76,753
Other (income) expense	344	33,769	(2,088)	34,372
Other(1)	800	995	1,592	2,381

Adjusted EBITDA	$123,512	$95,730	$205,373	$155,255

(1)	Includes non-cash compensation and costs related to our Shipboard Retirement Plan.

Three months ended June 30, 2011 (“2011”) compared to three months ended June 30, 2010 (“2010”)

Revenue

Total revenue increased 19.0% in 2011 compared to 2010. Net Revenue increased 19.8% in 2011, primarily due to an increase in Capacity Days of 14.9% and an increase in Net Yield of 4.2%. The increase in Capacity Days was due to the addition of Norwegian Epic to the fleet in late June 2010. The increase in Net Yield was due to an increase in passenger ticket pricing and onboard revenue which was primarily due to an increase in net revenue from our gaming operations, spa services and specialty restaurants. On a Constant Currency basis, Net Yield increased 3.4% in 2011 compared to 2010.

Expense

Total cruise operating expense increased 19.1% in 2011 compared to 2010 primarily related to an increase in Capacity Days as described above and higher ship operating expenses. The increase in ship operating expenses was primarily due to an increase in fuel expense as a result of a 17.1% increase in average fuel price to $595 per metric ton in 2011 from $508 in 2010. Total other operating expense increased 8.7% compared to 2010 due to an increase in depreciation expense related to Norwegian Epic which entered service in late June 2010. Net Cruise Cost increased 16.1% in 2011 primarily due to an increase in Capacity Days. On a Capacity Day basis, Net Cruise Cost increased slightly primarily due to an increase in maintenance and repair expense primarily related to a Dry-dock and an increase in fuel expense substantially offset by lower general and administrative expenses. Excluding fuel expense, Net Cruise Cost per Capacity Day decreased 1.1%. On a Constant Currency basis, Net Cruise Cost per Capacity Day remained relatively unchanged and excluding fuel expense decreased 1.6%.

Interest expense, net of capitalized interest, increased to $46.7 million in 2011 from $37.0 million in 2010 primarily due to an increase in average outstanding borrowings related to the financing of Norwegian Epic. Other income (expense) was $(0.3) million in 2011 compared to $(33.8) million in 2010. The expense in 2011 was primarily due to losses on foreign currency exchange substantially offset by gains on fuel derivatives. The expense in 2010 was primarily due to losses on foreign exchange contracts associated with the financing of Norwegian Epic.

Six months ended June 30, 2011 (“2011”) compared to six months ended June 30, 2010 (“2010”)

Revenue

Total revenue increased 19.0% in 2011 compared to 2010. Net Revenue increased 20.2% in 2011, primarily due to an increase in Capacity Days of 16.4% and an increase in Net Yield of 3.3%. The increase in Capacity Days was due to the addition of Norwegian Epic to the fleet in late June 2010. The increase in Net Yield was due to an increase in passenger ticket pricing and onboard revenue which was primarily due to an increase in net revenue from our gaming operations, spa services and specialty restaurants. On a Constant Currency basis, Net Yield increased 2.9% in 2011 compared to 2010.

Expense

Total cruise operating expense increased 18.1% in 2011 compared to 2010 primarily related to an increase in Capacity Days as described above and higher ship operating expenses. The increase in ship operating expenses was primarily due to an increase in fuel expense as a result of an 11.8% increase in average fuel price to $557 per metric ton in 2011 from $498 in 2010. Total other operating expense increased 11.4% compared to 2010 due to an increase in depreciation expense related to Norwegian Epic which entered service in late June 2010. Net Cruise Cost increased 16.2% in 2011 primarily due to an increase in Capacity Days. On a Capacity Day basis, Net Cruise Cost was unchanged due to increases in fuel expense and Dry-dock expense substantially offset by lower general and administrative expenses. Excluding fuel expense, Net Cruise Cost per Capacity Day decreased 1.8%. On a Constant Currency basis, Net Cruise Cost per Capacity Day remained relatively unchanged and excluding fuel expense decreased 1.9%.

Interest expense, net of capitalized interest, increased to $94.6 million in 2011 from $72.9 million in 2010 primarily due to an increase in average outstanding borrowings related to the financing of Norwegian Epic. Other income (expense) was $2.1 million in 2011 compared to $(34.4) million in 2010. The income in 2011 was primarily due to gains on fuel derivatives partially offset by losses on foreign exchange. The expense in 2010 was primarily due to losses on foreign exchange contracts associated with the financing of Norwegian Epic.

Liquidity and Capital Resources

General

As of June 30, 2011, our liquidity was $547.4 million consisting of $60.2 million in cash and cash equivalents and $487.2 million available under our $750.0 million senior secured revolving credit facility. Our main ongoing liquidity requirements are to finance working capital, capital expenditures, and debt service.

Sources and Uses of Cash

In this section, references to 2011 refer to the six months ended June 30, 2011 and references to 2010 refer to the six months ended June 30, 2010.

Net cash provided by operating activities was $234.2 million in 2011 as compared to $313.7 million in 2010, primarily due to net income in 2011 of $18.6 million compared to a net loss in 2010 of $31.1 million. In addition, in 2010, we received the release of cash collateral from our service providers of $84.3 million. The remaining difference was due to timing in cash payments relating to operating assets and liabilities.

Net cash used in investing activities in 2011 was $97.4 million primarily consisting of additions to property and equipment in connection with the construction of two ships, ship improvements and shoreside projects, and $854.0 million in 2010, which primarily consisted of additions to property and equipment in connection with the construction of Norwegian Epic.

Net cash used in financing activities was $131.7 million in 2011 and net cash provided by financing activities was $589.5 million in 2010. The cash used in financing activities in 2011 was primarily due to repayments of our revolving credit facility and repayments of borrowings related to Norwegian Epic partially offset by borrowings related to the construction of our new ships. The cash provided by financing activities in 2010 was primarily due to borrowings related to the delivery of Norwegian Epic partially offset by repayments of our revolving credit facility and other outstanding loans, and payment of loan arrangement fees.

Future Capital Commitments

Future capital commitments consist of contracted commitments, including ship purchase commitments, and future expected capital expenditures necessary for operations. As of June 30, 2011, anticipated capital expenditures are $191.0 million, $245.5 million and $899.4 million for the years ending December 31, 2011, 2012 and 2013, respectively, of which we have export credit financing in place for the expenditures related to ship purchase commitments of $88.4 million, $133.8 million and $701.0 million, respectively, based on the euro/U.S. dollar exchange rate as of June 30, 2011.

The two ships, each at 143,500 Gross Tons and capacity of approximately 4,000 Berths, are scheduled for delivery in the second quarter of 2013 and 2014, respectively. The aggregate contract price of the two ships is approximately €1.2 billion, or $1.7 billion based on the euro/U.S. dollar exchange rate as of June 30, 2011. In connection with the contracts to build the two ships, we do not anticipate any contractual breaches or cancellation to occur. However, if any would occur, it could result in, among other things, the forfeiture of prior deposits or payments made by us and potential claims and impairment losses which may materially impact our business, financial condition and results of operations.

Capitalized interest for the three and six months ended June 30, 2011, was $5.2 million and $10.1 million, respectively, related to the construction of two ships and for the three and six months ended June 30, 2010, was $4.0 million and $8.6 million, respectively, related to the construction of Norwegian Epic.

Contractual Obligations

As of June 30, 2011, our contractual obligations, with initial or remaining terms in excess of one year, including interest payments on long-term debt obligations, were as follows (in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt(1)	$3,064,506	$127,536	$434,727	$695,154	$1,807,089
Capital leases(2)	8,153	5,446	2,707	—	—
Operating leases(3)	47,448	5,858	12,533	10,514	18,543
Ship purchases(4)	1,664,995	133,781	1,531,214	—	—
Port facilities(5)	146,927	23,397	38,687	42,376	42,467
Interest(6)	832,386	149,104	279,445	244,082	159,755
Other(7)	60,680	38,137	20,995	1,548	—

Total	$5,825,095	$483,259	$2,320,308	$993,674	$2,027,854

(1)	Net of unamortized original issue discount of $4.4 million.
(2)	Primarily for Hawaiian bus operations and equipment for Norwegian Epic.
(3)	Primarily for offices, motor vehicles and office equipment.
(4)	Contractual obligations for two ships, based on the euro/U.S. dollar exchange rate of 1.4502 as of June 30, 2011. Financing commitments are in place from a syndicate of banks for export credit financing.
(5)	Primarily for our usage of a New York City cruise terminal and Islas de la Bahia, Bermuda, New Orleans and Miami port facilities.
(6)	Interest includes fixed and variable rates with LIBOR held constant as of June 30, 2011.
(7)	Future commitments for service and maintenance contracts and a Charter agreement with an Affiliate.

Other

As a routine part of our business, depending on market conditions, exchange rates, pricing and our strategy for growth, we regularly consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships, potential acquisitions and strategic alliances. If any of these were to occur, they may be financed through the incurrence of additional permitted indebtedness, through cash flows from operations, or through the issuance of debt, equity or equity-related securities.

Funding Sources

Our debt agreements contain covenants that, among other things, require us to maintain a minimum level of liquidity, as well as limit our net funded debt-to-capital ratio, maintain certain other ratios and restrict our ability to pay dividends. Our ships and substantially all other property and equipment are pledged as collateral for our debt. We were in compliance with these covenants as of June 30, 2011.

The impact of changes in world economies and especially the global credit markets has created a challenging environment and may reduce future consumer demand for cruises and adversely affect our counterparty credit risks. In the event this environment deteriorates, our business, financial condition and results of operations could be adversely impacted.

We believe our cash on hand, expected future operating cash inflows, additional available borrowings under our existing credit facility and our ability to issue debt securities or raise additional equity, including capital contributions, will be sufficient to fund operations, debt payment requirements, capital expenditures and maintain compliance with covenants under our debt agreements over the next twelve-month period. There is no assurance that cash flows from operations and additional financings will be available in the future to fund our future obligations.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of June 30, 2011. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in our reports filed under the Exchange Act, such as this Report on Form 6-K, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Our disclosure controls and procedures are also intended to provide reasonable assurance that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the three months ended June 30, 2011, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there is only the reasonable assurance that our controls will succeed in achieving their goals under all potential future conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ KEVIN M. SHEEHAN
Name:	Kevin M. Sheehan
Title:	President and Chief Executive Officer

By:	/s/ WENDY A. BECK
Name:	Wendy A. Beck
Title:	Executive Vice President and Chief Financial Officer

Date August 2, 2011